Exhibit (14)(b)

[LETTERHEAD OF SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY]

September 22, 2010

[Customer Name]

[Street Address]

[City, State, Zip]

[Contract Number]

Dear [Customer Name]:

On December 18, 2009, we mailed you a letter informing you of our decision to discontinue the sale of variable insurance products.  At that time, we also informed you of a transition in the servicing of your existing variable contract to our home office in Jackson, Mississippi.

Because of our decision to discontinue selling variable insurance products, and because your local Farm Bureau insurance agent is no longer permitted to service your existing variable contract, we are making available to you a one-time bonus offer (“OFFER”) to either exchange your variable contract for another policy with which your Farm Bureau insurance agent will be permitted to assist you, replace it for another company’s product, or else surrender your variable contract without a surrender charge.  The details of this OFFER follow.

You are the owner of a tax-deferred annuity contract that complies with the requirements of Internal Revenue Code (“IRC”) Section 403(b) and the regulations thereunder.  The rules regarding IRC Section 403(b) contracts are complex and the rules regarding the exchange of one IRC Section 403(b) annuity contract for another IRC Section 403(b) annuity contract have been recently modified by the Internal Revenue Service.  We will not be responsible for determining whether an exchange or replacement of your Section 403(b) annuity for another Section 403(b) annuity pursuant to this OFFER satisfies the tax rules regarding such exchanges.

Please read this letter carefully and discuss how this OFFER may benefit you with your financial advisor, tax advisor, or other investment professional.  Call your Farm Bureau insurance agent or us at 1-800-237-2514 to discuss mechanics of or questions about the OFFER.  This OFFER is available only through December 15, 2010.

•                  Why is Southern Farm Bureau Life Insurance Company (“SFBLI”) no longer offering variable insurance products?

SFBLI offered variable insurance products — a variable annuity contract and a variable life insurance policy - for approximately ten years.  When we entered this market, we thought these were products that our customers wanted as part of their overall financial strategy.  As you are well aware, intervening events in the economy and the financial markets have affected client decisions regarding the types of products they desire.  Decisions of our customers ultimately shape our company’s decision for offering a particular product at a particular time.

We designed our variable insurance products to provide retirement security combined with the potential for growth, and we believe they are sound investments that offer unique features and opportunities for investors.  While many of our customers, including you, took advantage of these investment products, overall they were selected by fewer of our customers than we expected.  Therefore, we concluded in late 2009 to discontinue selling these products.

•                  Why is SFBLI offering a bonus if I exchange, replace or surrender my contract?

SFBLI is making this OFFER as part of our continuing process to discontinue our variable product operations.  We ceased selling new variable contracts as of the close of business December 31, 2009.  We have continued to serve our existing customers from our home office in Jackson, Mississippi, but we recognize your desire to communicate directly with your Farm Bureau insurance agent in a one-on-one environment where you receive personal service for all your insurance business.  We value you and your continued patronage, and we know that the personal service you receive is an important part of your decision to do business with SFBLI.

For these reasons, we have decided to make this OFFER to our existing variable insurance customers.  We strongly urge you to consider this OFFER and to contact your financial advisor, tax advisor, or one of our account representatives at our home office to discuss how this OFFER may benefit you.

The OFFER

Our records indicate that you currently own a Flexible Premium Deferred Variable Annuity (“VA”) contract that qualifies under IRC Section 403(b).  The benefits available to you if you exchange, replace or surrender your VA contract under the OFFER include:

1)              Waiver of surrender charges; and

2)              Bonus payment of 25% of your accumulated value, calculated as of August 31, 2010, subject to a minimum of $250.00 and a maximum of $1,000.00.

•                  How do I decide whether to accept the OFFER?

What is best for you depends upon your particular circumstances.  Neither SFBLI nor your Farm Bureau insurance agent can recommend a course of action for you.  However, we are happy to answer any questions you may have regarding this OFFER.  Please consult with your financial advisor, tax advisor, or other investment professional who can help ensure that you have sufficient facts necessary to help you make an informed decision.  Set out below are several facts that you may want to keep in mind when making your decision:

•                  The OFFER does not limit your rights under your VA contract, including your right to do nothing.  However, by doing nothing, you will not receive the benefits of the OFFER, since you will continue to be invested in the variable subaccount or DIO options available under your existing VA contract.

•                  The OFFER applies to all premiums received as of August 31, 2010.  Any premiums received after this date will not be eligible for the bonus calculation.  Similarly, partial withdrawals made after August 31, 2010, will decrease the amount you will receive under this OFFER by the amount of your partial withdrawal, but will not affect the bonus calculation made as of August 31, 2010.

•                  If you accept the OFFER, you may no longer invest in the variable subaccount options currently available under your VA contract.

•                  You will not incur surrender charges if you accept the OFFER.

•                  The current minimum guaranteed interest rate paid on amounts allocated to the DIO is three percent (3%).   Please note that rates actually paid may be higher, but are subject to change at the discretion of SFBLI in accordance with your VA contract.

•                  If you are considering a tax free exchange to avoid tax consequences, please remember that annuities are not all alike. You should carefully consider the features of your VA contract with those of a fixed annuity contract with us or an annuity contract with another company in which you may be interested.  You should also consult your tax advisor to assure that you comply with the new IRS requirements concerning transfers of IRC Section 403(b) annuity contracts.

•                  SFBLI is no longer offering VA contracts and does not offer any other variable insurance product.

•                  An exchange, replacement or surrender of your VA contract will result in termination of your VA contract, including any future benefits available thereunder.  Since your VA contract is an IRC Section 403(b) annuity, you may be prohibited from receiving all or part of your contract value.

•                  A surrender of your IRC Section 403(b) VA contract will be taxable to you.  A 10% tax penalty may also apply if taken before age 59 ½.  You may wish to consult your tax advisor about the tax consequences of surrendering your VA.

•                  How and by when must I accept the OFFER?

If you wish to accept this OFFER to surrender your IRC Section 403(b) VA contract, please complete and return the enclosed Response Form and Request for Policy Surrender form in the enclosed, yellow, postage pre-paid envelope, but in any case no later than December 15, 2010.  Depending upon which option you select on the Response Form, you may need to submit additional forms.  Regardless of your decision to exchange, replace or surrender your contract, or simply to do nothing, you should carefully consider all the facts and weigh the OFFER to determine whether it is suitable to fulfill your insurance and financial needs at this time.

You may respond to your Farm Bureau insurance agent or directly to us.  If you are considering a tax-free exchange to one of our fixed annuity products or another company’s product, you must do this prior to selecting to surrender your IRC Section 403(b) VA contract to avoid tax consequences.

If you decide that you want to exchange your IRC Section 403(b) VA contract for another product that SFBLI offers and that is suitable for your needs, you should contact your Farm Bureau insurance agent, who will be able to explain the features of other available products and provide you with the proper forms and an application necessary to complete this transaction.  In this case, kindly return your Response Form with this option clearly marked, the completed Request for Policy Surrender form enclosed, application for new policy or contract, and any other required forms provided by your Farm Bureau insurance agent together in the enclosed yellow, postage pre-paid envelope.

If you decide that you want to replace your IRC Section 403(b) VA contract with another company’s product, you should return the Response Form with this option clearly marked, the completed Request for Policy Surrender form, together with any forms provided to you by the other company that are necessary to complete this transaction in the enclosed yellow, postage prepaid envelope.

If you decide to surrender you IRC Section 403(b) VA contract and want us to send you a check for the accumulated value, plus the bonus payment with surrender charges waived, simply return the Response Form with that option clearly marked, together with the completed Request for Policy Surrender form in the enclosed yellow, postage pre-paid envelope.  Remember that this may be a taxable event for you, so you should consult your tax advisor.

If you decide to do nothing, we ask that you return the Response Form with that option clearly marked in the enclosed yellow, postage pre-paid envelope as soon as possible.

If you need more information than we have provided with this letter to help you make a fully informed decision regarding this OFFER, please call your Farm Bureau insurance agent or us at 1-800-237-2514 before December 15, 2010.

WE RESERVE THE RIGHT TO MODIFY THE TERMS OF THIS OFFER AT ANY TIME PRIOR TO THE RECEIPT OF YOUR ACCEPTANCE AND OTHER INFORMATION NECESSARY TO PROCESS YOUR TRANSACTION.

Thank you again for placing your confidence in Southern Farm Bureau Life Insurance Company.

Joseph A. Purvis

Secretary

Enclosures (3): [Response Form, Request for Policy Surrender, Envelope]

RESPONSE FORM

403(b) VARIABLE ANNUITY CONTRACT

LETTER OFFER

(Check One)

☐                                                           ACCEPT and Exchange for SFBLI product.   I hereby accept the OFFER as described in SFBLI’s letter of September 22, 2010, and want to exchange my IRC Section 403(b) VA contract for another product that SFBLI offers.  My application for the new contract is attached to this Response Form along with a completed Request for Policy Surrender form and any/all other required documents.  Please waive any surrender charges applicable to my existing IRC Section 403(b) VA contract, add my bonus payment, as set forth in the OFFER, then process my application and issue my new SFBLI IRC Section 403(b) contract using the value of my existing IRC Section 403(b) VA contract.

☐                                                           ACCEPT and Replace with non-SFBLI product.   I hereby accept the OFFER as described in SFBLI’s letter of September 22, 2010, and want to replace my IRC Section 403(b) VA contract with an IRC Section 403(b) product issued by another insurance company.   Attached to this Response Form are all required documents necessary to complete my request to replace my IRC Section 403(b) VA contract.  Please waive any surrender charges, add the bonus payment, and send the value of my IRC Section 403(b) VA contract, as set forth in the OFFER, to the company noted in the attached documents.

☐                                                           ACCEPT and Surrender.  I hereby accept the OFFER as described in SFBLI’s letter of September 22, 2010, and want to surrender my IRC Section 403(b) VA contract.  Please waive my surrender charges, add the bonus payment, and send me a check for the value of my IRC Section 403(b) VA contract as set forth in the OFFER.  Attached to this Response Form is a completed Request for Policy Surrender form.

☐                                                           No Change.  I DO NOT wish to accept the OFFER as described in SFBLI’s letter of September 22, 2010.  I understand that I may not be granted any waiver of surrender charges or bonus payment options to exchange, replace or surrender my IRC Section 403(b) VA contract in the future.

I understand and agree that all exchanges, replacements and surrenders are final and will result in the termination of my IRC Section 403(b) VA contract, including the termination of all rights and benefits thereunder.  I further understand that I am solely responsible for determining whether an exchange of my IRC Section 403(b) VA contract for another IRC Section 403(b) contract pursuant to this OFFER satisfies the tax rules regarding such exchanges.  I also understand the tax consequences of my accepting the OFFER, including the fact that tax rules may prevent me from surrendering my IRC Section 403(b) VA contract and that tax penalties may apply if I can surrender my IRC Section 403(b) VA contract  and such surrender is being made before age 59 1/2.

Customer Signature

Print Name

VA Contract Number

*********

I hereby confirm to SFBLI that (Check One):

☐                                                            I met with my Farm Bureau insurance agent,                                                               , on                           , 2010 to discuss the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and made the decision as noted above.

☐                                                            I did not discuss this with my Farm Bureau insurance agent, but have personally reviewed the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and have made the decision as noted above.

Customer Signature

Print Name

Contract Number

Agent Signature

Print Name

Agent Code